August 9, 2018

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	WillScot Corp
Form 10-K for Fiscal Year Ended December 31, 2017
File No. 001-37552

Dear Ms. McConnell and Mr. Stertzel:
We received your comment letter dated August 1, 2018 (the “Staff Comment Letter”), in which you requested certain information regarding WillScot Corporation's Form 10-K for the fiscal year ended December 31, 2017.
As discussed with Mr. Stertzel earlier today, various resource constraints impact our ability to respond to the Staff Comment Letter within 10 business days. These constraints include, among others, our recent equity and debt securities offerings (including the exercise of the underwriters’ overallotment option), the preparation and filing of our Form 10-Q filed on August 8, 2018, and the anticipated closing of a significant acquisition. Based on these constraints, we respectfully request an additional 10 business days to provide a thoughtful response to the Staff Comment Letter by no later than August 29, 2018.
Please do not hesitate to contact me at (410) 657-3800 with any concerns you may have regarding the timetable described above. Thank you for your consideration.

Very truly yours,

/s/ Timothy D. Boswell
Timothy D. Boswell
Chief Financial Officer

cc: Brad Bacon, General Counsel & Corporate Secretary, WillScot Corp